Contact

www.linkedin.com/in/k-alexander-shapiro-74b47259 (LinkedIn)

Top Skills

Microsoft Excel

Marketing Strategy

Coaching

Certifications

Insurance Agent, Accident, Health, Life, Variable Life & Variable Annuities

K. Alexander Shapiro

Co-Founder and CEO of CanMonkey.com | Automating Trash Day
Scottsdale, Arizona, United States

Summary

CanMonkey.com is the first nationwide Can-to-Curb concierge service. Starting at $49/month, we ensure your trash and recycling cans are taken to the curb and returned to their original spots each week. With timestamped photos, you'll always know where your property's cans are.

We specialize in Vacation Rental Trash Solutions, partnering with AirBnB, VrBO, and Short-Term Rental owners and managers. We've expanded to 25+ states and over 200 cities. We also offer CanCleaning services and OnDemand excess trash pickup, perfect for post-party cleanups or prepping for new guests.

Additionally, we've partnered with local communities and programs to assist the elderly, disabled, and those who need help with weekly can management.

Experience

CanMonkey
Co-Founder / CEO
May 2018 - Present (7 years 5 months)
Scottsdale, Arizona

CanMonkey is the 1st Vacation Rental Trash Solutions company. Starting at $49/property, our monthly subscription service insures that your trash can and recycling can get taken to the curb day before it gets picked up and then we return it the same day it's emptied to original location with time stamped photos.

Never worry about who is taking the trash out again!

Strategic Wealth Group LLC
Business Partner
January 2016 - Present (9 years 9 months)
Scottsdale, AZ

Our mission is to educate, counsel, and guide our clients towards reaching their full financial potential. We seek to empower our clients by allowing them to understand what is being done on their behalf, and to provide them with the proper tools in order to make the critical financial decisions in their own interest.

By providing advice that is not only at the highest degree of professional standards, but also advice that we would render to ourselves and our families, we seek to help clients create their individual world of financial success.

The Guardian Life Insurance Company of America
Financial Advisor
May 2010 - Present (15 years 5 months)

Endpoint
Business Consultant
January 2021 - September 2021 (9 months)
Scottsdale, Arizona, United States

Endpoint is a digital title and escrow company owned by First American Title. Endpoint was built from the ground up with the Agent and their client in mind to give them a more streamlined process when closing their transactions.

With digital EMD, online mobile notaries and flat escrow fees, we are helping agents save time and money for themselves and clients!

WFG National Title Insurance Company
AVP Sales Executive / Investor Division
July 2018 - May 2020 (1 year 11 months)
Phoenix, Arizona

I work with Realtors, Investors, Builders and Lenders to help them save time, save money and help them create additional streams of revenue for their business.

North American Title
AVP Business Development Manager
December 2013 - July 2018 (4 years 8 months)
3200 E Camelback Rd Suite 150 Phoenix, AZ 85018

Fidelity National Financial
Sales Executive/ Builder Relations
May 2012 - December 2013 (1 year 8 months)

Charter Home Alliance
Arizona Sales Manager
June 2011 - May 2012 (1 year)

Education

Arizona State University
Bachelor's degree, Mass Communication/Media Studies · (2006 - 2010)

Desert Mountain High School